             [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]

January 6, 2006

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:  CHINA EASTERN AIRLINES CORPORATION LIMITED
     Form 20-F for the fiscal year ended December 31, 2004
     Filed June 24, 2005, File No. 001-14550
     ---------------------------------------------------------------

Dear Mr. Humphrey:

          This is in response to the Staff's comment letter dated August 1, 2005, and resent on December 2, 2005, relating to the annual report on Form 20-F of China Eastern Airlines Corporation Limited (the "Company") for the fiscal year ended December 31, 2004 (the "2004 Form 20-F").

          We will submit a copy of this letter as "correspondence" via EDGAR. For the Staff's comments which request expanded or revised disclosure, we propose to include the revised or expanded disclosure in our annual report on Form 20-F for the fiscal year ending December 31, 2005 (the "2005 Form 20-F"). The revised or expanded disclosure in the 2005 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2005 Form 20-F. We do not propose to amend the 2004 Form 20-F.

          For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows. The page number references in our responses are to the 2004 Form 20-F.

Mr. David R. Humphrey
page 2


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS, PAGE 35

     1. We note several instances where multiple reasons are cited for a particular change but the monetary impact of each change is not disclosed. For example, you have attributed the increase in food and beverage expense to the increase in the number of travelers, which is partially offset by a decrease in average costs as a result of cost-control initiatives, but you have not quantified the effect of each cause. Please note that this example is not meant to be exclusive. Please revise your all explanations contained in your discussion of operating results to quantify each specific reason cited for an individual change as this will provide more information to the reader of the financial statements.

          RESPONSE: In the 2005 Form 20-F, the Company will quantify specific reasons cited for significant changes in the section titled "Operating Results".

CAPITAL EXPENDITURES

     2. The table of contractual obligations is intended to provide a useful snapshot of the company's cash requirements. Accordingly, it appears that your disclosures should be expanded to more fully comply with these objectives. Specifically, the last category in the table makes reference to GAAP. We would generally expect this category to include such items as pension liabilities, post-retirement benefit obligations, deferred tax liabilities, long-term portions of other payables and other similar items that you reasonably expect to fund in the future. In addition, in view of the relative significance of your short-term bank loans, you should provide footnote disclosure of these amounts if they are not included in the tabular disclosure.

          RESPONSE: In the 2005 Form 20-F, the Company will expand the disclosures in the table of contractual obligation as referenced by the Staff in this comment.

     3. As a related matter, we believe you should also include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. As such, please include your proposed revised disclosure as part of the reconciliation requested above. See Section IV.A of FR-72 for guidance.

Mr. David R. Humphrey
page 3


          RESPONSE: The Company will include estimated interest payments on fixed rate obligations in the table of contractual obligations the 2005 Form 20-F. The Company will include estimated interest payments on variable rate loans in the footnotes to the table. The following table shows the proposed revised disclosure.

Contractual obligations       Total   <1 Year   1-3 Year   4-5 Year   After 5 years
-----------------------       -----   -------   --------   --------   -------------
Interest Obligations (note)
- under finance lease         1,153     337        318        113          385
- under bank loans            1,187     501        410        204           72
                              -----     ---        ---        ---          ---
Total                         2,340     838        728        317          457
                              -----     ---        ---        ---          ---

     Note:

     For the Company's variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 0.6%.

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES

(B) GROUP ACCOUNTING

(I) SUBSIDIARIES, PAGE F-10

     4. We have reviewed the discussion of your history and development presented on pages 11 through 13 of the filing. Certain of the acquisitions identified in that disclosure do not appear to be listed as subsidiaries or associates in your financial statement footnotes. We refer, for example, to the purchase of China General Aviation Company, Air Great Wall and Shanghai Eastern Aircraft Maintenance Ltd. Please supplementally reconcile the various acquisitions listed in your narrative with the disclosures on pages F-10 and F-29. In addition, where entities were acquired from your parent, explain why no related reconciling adjustments are required under U.S. GAAP. We refer to the fact that it appears to us that these entities would be considered transactions under common control and accounted for at historical cost for purposes of U.S. GAAP. Please advise.

          RESPONSE: The Company has reassessed and performed a reconciliation of the entities referred to on pages 11 through 13 of the 2004 Form 20-F filing and the narrative disclosures on page F-10 and F-29 and believes the disclosures on the referenced pages of the financial statements are appropriate. The Company would like to highlight the following points for the Staff's attention:

Mr. David R. Humphrey
page 4


     i Some of the acquisitions referenced on pages 11 through 13 are not included in the notes to the consolidated financial statements on pages F-10 and F-39 as subsidiaries or associates because those acquisitions are asset purchases where the then-existing entities that had owned those assets were either dissolved or retained by the seller after the sales of those assets. The businesses acquired were set up as branches of the Company after the acquisitions. These business acquisitions include the acquisition of China General Aviation Company and Air Great Wall.

     ii The Company's acquisition of the passenger carriage business of China General Aviation Company from China Eastern Air Holding Company, the ultimate holding company of the Company, was considered a common control transaction, which was accounted for on a carry over basis under U.S. GAAP. Under IFRS, the accounting for common control business combinations is outside the scope of IAS 22 and IFRS 3. The company has selected an acquisition method as its accounting policy for these transactions. Accordingly, the acquisition was accounted for under IFRS using the purchase method of accounting. A reconciling adjustment for the goodwill arising from the acquisition under IFRS is included in Note 39(d). There were no other acquisitions prior to December 31, 2004 that would be considered as transactions under common control for the purposes of U.S. GAAP that would have material impact on the Company's financial position or results of operations.

     iii Certain entities mentioned on pages 13, including Shanghai Eastern Aircraft Maintenance Co., Ltd, were joint ventures formed between the Company and third parties. The establishment of these entities did not result in a reconciling item between U.S. GAAP and IFRS.

     iv Footnote disclosures on pages F-10 and F-29 only disclosed the principal subsidiaries and principal associated companies. Other entities included on pages 11 to 13 but not included on pages F-10 and F-29 are not considered significant by the Company because of the immaterial impact of those entities on the Company's consolidated financial condition or results of operations. The following table reconciles the acquisitions listed on pages 11 to 13 to the disclosure on pages F10 and F-29:

                                                        Principal subsidiaries or        Reasons for non-inclusion as
                                                    associates as disclosed on F-10 or     principal subsidiaries or
Acquisitions as disclosed on pages 11 to 13                        F-29                           associates
-------------------------------------------         ----------------------------------   ----------------------------
China Cargo Airlines Co Ltd                         F-10 - principal subsidiaries        N/A
China General Aviation Company                      No                                   Net assets purchase
Air Great Wall                                      No                                   Net assets purchase
Shanghai Eastern Airlines Investment Co Ltd         F-10 - principal subsidiaries        N/A
China Eastern Airlines Wuhan Limited                F-29 - principal associates          N/A
Shanghai Eastern Aircraft Maintenance Ltd           No                                   Insignificant investment
China Eastern Airlines Jiangsu Co Ltd               F-29 - principal associates          N/A
China Eastern Aviation Import and Export Company    F-29 - principal associates          N/A
China Eastern Air Catering Investment Company Ltd   F-29 - principal associates          N/A
Shanghai Dongmei Aviation Travel Corporation Ltd    F-29 - principal associates          N/A
China Eastern Real Estate Investment Co Ltd         No                                   Insignificant investment
Shanghai Technologies Aerospace Company Ltd         No                                   Insignificant investment
Shanghai Eastern Logistics                          F-10 - principal subsidiaries        N/A
Hamilton Sundstrand (Shanghai) Aerospace            No                                   Insignificant investment
Technology Limited

Mr. David R. Humphrey
page 5


     5. Under U.S. GAAP, variable interest entities in which a parent does not have voting control but absorbs the majority of losses or returns must also be consolidated. We note no reference to this apparent accounting policies difference in Footnote 39. Please tell us how you have considered this difference in preparing your reconciliations. In view of the number of your associates, we believe you should disclose and address this matter in your footnote as well.

          RESPONSE: The Company completed FIN 46 assessment, including the review of arrangements with associates, as part of the preparation of its 2003 and 2004 consolidated financial statements and concluded that there were no variable interest entities for which the Company absorbs the majority of losses or returns that would have any material impact on the Company's financial position or results of operations. However, the Company will include disclosure of its accounting policy with regards to its accounting of variable interest entities in the 2005 Form 20-F.

(G) MAINTENANCE AND OVERHAUL COSTS, PAGE F-13

     6. You disclose your method of accounting for major overhauls for aircraft and engines under operating leases. Please also revise your footnotes to disclose your method of accounting for overhauls of other aircraft and engines under IFRS and under U.S. GAAP. In this regard, we note that you also acquire aircraft through long-term capital leases and that you purchased certain aircraft in fiscal 2002.

Mr. David R. Humphrey
page 6


          RESPONSE: The Company notes the Staff's comment and will include its accounting policy for overhauls for owned aircraft and aircraft under capital lease in the 2005 Form 20-F.

(J) FIXED ASSETS, PAGE F-14

     7. Please expand your disclosures to explain how any accumulated depreciation at the date of revaluation is accounted for.

          RESPONSE: The Company notes the Staff's comment and will expand its disclosure in the 2005 Form 20-F to include its accounting policy for accumulated depreciation on revaluation.

NOTE 7. TAXATION, PAGE F-21

     8. We note, from your accounting policies disclosure on page F-13, that deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under U.S. GAAP, a valuation allowance should be established through a charge to income if it is more likely than not that some, or all, of the deferred tax asset will not be realized. Given that tax losses may be carried forward against future taxable income for a period of only five years under PRC tax law, supplementally support your apparent conclusion that no related reconciling item or disclosure is required in Note 39 for any of the fiscal periods presented. That is, it appears that there may be circumstances under which these accounting policies would lead to different conclusions. Please advise. Please also explain why the policy described in the final sentence of Note 7 differs from your stated accounting policies disclosure.

          RESPONSE: The Company understands that (i) under IFRS (IAS 12.24), deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized and (ii) under U.S. GAAP, all tax assets should be recognized and a valuation allowance should be established if it is more likely than not that the deferred tax assets will not be realized. As confirmed by the IASB as part of the convergence project with SFAS 109, the Company believes that "more likely than not" under U.S. GAAP and "probable" under IFRS have the same meaning for the application of IAS 12 and SFAS 109. As such, this difference in the wording of U.S. GAAP and IFRS does not have any impact on the Company's net assets or net income, and the Company has therefore not included a reconciling item for this difference. However, the Company notes the Staff's comment and will include additional disclosures with regards to (i) the gross amount of deferred tax assets recognized, (ii) the valuation allowance provided, and (iii) the movement in valuation allowance under U.S. GAAP in the 2005 Form 20-F.

Mr. David R. Humphrey
page 7


          The Company notes the Staff's comment and will modify the last sentence in Note 7 to make it consistent with the Company's stated accounting policies under IFRS.

NOTE 29(A) RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS, PAGE F-39

     9. Supplementally reconcile the pension costs disclosed in sections (i) and (ii) of this Note to the balances presented in Note 5 on page F-20. If they are not included in this Note, please indicate the income statement line item in which they are classified. Tell us how the contributions to the staff housing fund (Note 30) have been classified in the income statement, as well.

          RESPONSE: As part of the its response to the Staff, the Company performed a detailed reconciliation of the referenced notes. The amounts disclosed in Note 5 under the caption "contribution under defined contribution retirement schemes" do not currently include contributions in the amount of RMB65,012,000 in 2003 and RMB28,588,000 in 2004, respectively, for certain employees or retirees. Such contributions were erroneously included under the caption "wages, salaries and allowances." The Company notes the Staff's comment and will modify Note 5 so that it is consistent with Note 29(a) (i) and (ii) in the 2005 Form 20-F.

          The staff housing allowance was included under the caption "wages, salaries and allowances".

NOTE 39 - SIGNIFICANT DIFFERENCES BETWEEN IFRS AND GAAP

(A) REVALUATION OF FIXED ASSETS, PAGE F-60

     10. We note that you have included an adjustment of RMB171,753 representing a reversal of a revaluation deficit on fixed assets in 2002. As this adjustment represents the reversal of a reduction in carrying value under IFRS caused by a reduction in fair value, supplementally explain to us how you tested these assets for impairment under US GAAP and how you concluded no impairment charge was necessary. We may have further comment on your response.

Mr. David R. Humphrey
page 8


          RESPONSE: As indicated in Note 12, the Company's fixed assets were revalued on a market value basis in 2002 in accordance with the Company's selected accounting policy choice under IFRS. Under U.S. GAAP, the Company's fixed assets are recorded at historical cost less accumulated depreciation and impairment losses, if any. The Company confirms that it carried out an impairment analysis in accordance with SFAS 144 under U.S. GAAP in 2002 as the revaluation to reduce the carrying value of certain aircraft under IFRS was considered a change in circumstances that indicated the assets' carrying amount may not be fully recoverable. Based on the results of the undiscounted cash flow analysis, no impairment loss was recognized under U.S. GAAP as the undiscounted cash flows were greater than the net carrying value of the aircraft.

(F) SEGMENTAL DISCLOSURES, PAGE F-61

     11. From your current disclosure it appears that, under IFRS, you have chosen to present your business segments two ways, by business type and geographic area, and that your geographic information has been segregated into profit derived from passenger and cargo mail. It is unclear from your current disclosure how you define your operating and reporting segments in accordance with paragraphs 10 and 17 of SFAS 131 under US GAAP. For example, on page F-63 you disclose that management reviews results based on the passenger/cargo split, which would appear to indicate you operate in two segments. Supplementally explain to us how the current presentation and disclosure are consistent with the above-referenced guidance. Please also explain how your current disclosures are in compliance with paragraphs 36-39 of SFAS 131. We may have further comment on your response.

          RESPONSE: As stated on page F-63, the Company operates in one business segment, which is the common carriage of passenger, cargo and mail over various routes under both IFRS and U.S. GAAP. The supplemental disclosures in Note 39 with regards to segment information were provided because the board of directors and the chief executive officer regularly review PRC management accounts with the revenue split between passenger and cargo. Such review, however, does not extend to the profitability of the passenger or cargo operations as costs are not allocated to the two revenue streams. In addressing the Staff's comment, the Company has reassessed the disclosure requirements under paragraphs 36 to 39 of SFAS 131 and believe all disclosures required by those paragraphs have been reflected in Note 39(f) as follows:

1. Paragraph 37: Information about Products and Services - The Company's revenues are derived from carriage of passenger and cargo, which is already disclosed.

Mr. David R. Humphrey
page 9


2.   Paragraph 38: Information about Geographic Areas -

     (a) Revenues from external customers attributable to the Company's country of domicile (e.g. domestic) and all foreign countries have been disclosed. Revenues attributed to an individual foreign country which are material are disclosed separately in Note 39(f)(iii). The Company's policy on how revenue is being allocated is disclosed in
          Note 39(f)(ii).

     (b) Long-lived assets are not allocated to geographical segments, as disclosed in Note 39(f)(v).

3. Paragraph 39: Information about Major Customers - The Company does not have major customers as defined by SFAS 131.

OTHER

     12. We note from your disclosure on page F-15 that an excess of fair value over the purchase price paid results in negative goodwill under IFRS, and that this amount is reversed as the future losses and expenses are recognized. We also note that there does not appear to be a separate adjustment reconciling the treatment of negative goodwill to the treatment of the excess in accordance with SFAS 142. That is, it appears there should be an adjustment comparing the pro-rata write-down of assets and the related lower depreciation expense, as proscribed by SFAS 142, to the recognition of the expected losses and expenses under IFRS. Please revise your reconciliation for such adjustment or supplementally explain to us why no such adjustment is necessary. If these adjustments have been commingled with others, please clarify these matters in your reconciliation footnote. In this regard, we assume that you will derecognize negative goodwill upon the adoption of IFRS 3. Please confirm or advise supplementally.

          RESPONSE: The negative goodwill recognized in the Company's consolidated financial statements under IFRS relates to the acquisition of Air Great Wall which was completed in June 2001, prior to the adoption of SFAS 141 and SFAS 142. Under IFRS, the excess of the fair value of net assets received over the fair value of the consideration given was recognized as negative goodwill, and such negative goodwill was amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Under U.S. GAAP, the excess of fair value of net assets received over the fair value of the consideration given was "allocated to reduce proportionately the values assigned to non-current assets (except long-term investments in marketable securities) in determining their fair values" (APB 16, paragraph 91). Accordingly, there was no negative goodwill recognized upon the acquisition of Air Great Wall under U.S. GAAP. Although there is a difference between IFRS and U.S. GAAP regarding the treatment of negative goodwill, a U.S. GAAP reconciling item was not included in Note 39 because this difference on accounting of negative goodwill under IFRS and U.S. GAAP historically did not have any material impact on the Company's net income or net assets. However, the Company notes the Staff's comment and will include additional disclosures with regards to this difference in the 2005 Form 20-F.

Mr. David R. Humphrey
page 10


          The Company notes the Staff's comment regarding IFRS 3 and confirms that it will recognize the remaining unamortized negative goodwill balance as a credit to the opening retained earnings balance (IFRS 3, paragraph 81) upon adoption of IFRS 3 in 2005. As there was no negative goodwill balance under U.S. GAAP upon the acquisition of Air Great Wall, the treatment of the unamortized negative goodwill balance on adoption of IFRS 3 will result in a U.S. GAAP reconciling item that will be included in the 2005 Form 20-F.

     13. We note from your disclosure in Note 21, Accrued Aircraft Overhaul Expenditures, that you utilize the accrual method of accounting for overhaul expenditures, and that in both 2003 and 2004 you have released amounts material to each year's IFRS-based income statements related to previous accruals that were in excess of the actual expense. Supplementally explain the reasons for these overaccruals and support your conclusion that you have the ability to reasonably estimate these amounts. Finally, please explain why no portion of these over accruals are considered to be the result of error rather then of changes in estimate. We may have further comment on your response.

          Response: As stated under the principal accounting policies section on page F-13, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The provision for overhaul is made at each balance sheet date based on the best estimates of the overhaul cost and the period between overhauls. The Company assesses its estimates at the end of each balance sheet date to determine the reasonableness of the estimates.

          The reversals of the overhaul cost in 2003 and 2004 related to specific factors not known to management prior to the release of its 2003 and 2004 financial statements. The changes in estimates are reflected in the periods of change and were not the result of errors.

          In 2003, a substantial majority of the reversal of the overhaul provision related to overhauls for A320 aircraft. Prior to 2003, the overhauls for the Company's aircraft under operating leases were performed by an overseas service provider. In 2003, the Company successfully identified domestic facilities to carry out overhauls for A320 aircraft. The cost of the overhauls of the A320 aircraft completed domestically was significantly lower than overhauls completed overseas. As a result, the Company reversed that portion of the provision that was no longer required in 2003.

Mr. David R. Humphrey
page 11


          In 2004, a substantial majority of the reversal of the overhaul provision related to the overhauls for B737-300 aircraft. The Company had not previously performed overhauls for aircraft model B737-300 and made provisions of the overhaul for B737-300 based on the best information available. Each aircraft model has its own user manual, which provides a range of flying time for which the manufacturer believes an aircraft requires overhaul. The Company's estimate of the overhaul provision for B737-300 aircraft was based on the minimum flying hours requiring overhaul as suggested by the aircraft's user manual. In 2004, the Company carried out its first overhaul on B737-300 aircraft. This overhaul revealed the fact that the actual timing between overhauls could be longer than what management had originally anticipated because the aircraft were still operating in good condition and there was no indication for the need of any overhaul. The Company adjusted the provision to reflect management's revised estimate that an overhaul would only be needed at a higher flying hours requiring overhaul of the range suggested by the aircraft's user manual. As a result, the Company modified the provision to be recognized as of December 31, 2004 for the other B737-300 aircraft based on the revised interval between the overhauls and released the portion of the provision that was no longer required.

          The Company will include additional disclosures in the 2005 Form 20-F with regards to changes in estimates for its overhaul provision.

          The Company is able to reasonably estimate the cost of overhauls because of the number of overhauls the Company has completed throughout its operating history. Management also makes reference to market information such as quotation from overhaul service providers and aircraft's user manual when establishing the estimates. Therefore, the Company does not believe that the reversals in 2003 and 2004 indicate that management does not have the ability to reasonably estimate the cost of overhauls in the future.

                                      * * *

          In connection with responding to the Staff's comments, the Company hereby acknowledges that

     - the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     - the Staff's comments or changes to disclosure in response to the Staff's comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company's filings; and

Mr. David R. Humphrey
page 12


     - the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
page 13


     Should you have any questions or wish to discuss the foregoing, please contact Nian Zhou (Legal Affairs, Office of the Secretary of the Board of Directors) at 86-21-5113-0922.

                                        Sincerely,


                                        /s/ LUO Weide
                                        ----------------------------------------
                                        LUO Weide
                                        Chief Financial Officer

cc: Amy Geddes
    Margery Reich
    (Securities and Exchange Commission)

    Nian Zhou
    (China Eastern Airlines Corporation Limited)

    Dennis Neider
    Amelia Yau
    Jack Li
    Frederick Mang
    (PricewaterhouseCoopers)

    Chun Wei
    Da-Wai Hu
    Peng Jiang
    Liu Fang
    (Sullivan & Cromwell LLP)